

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2009

Via Facsimile (212) 480-8421 and U.S. Mail
Frode Jensen, Esq.
Holland & Knight, LLP
195 Broadway, 24th Floor
New York, NY 10007

> **Re:** **Trico Marine Services, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 11, 2009 by Kistefos AS, Christen Sveaas, and Åge Korsvold**
> **File No. 1-33402**

Dear Mr. Jensen:

We have conducted a limited review of the filing listed above and have the following comments.

PRRN 14A filed May 11, 2009

1.   We partially reissue comment 2. While you have removed disclosure regarding the "turnaround expertise" of the nominees, you have not provided support for the revised disclosure regarding Mr. Kistefos' ability to create stockholder value in the Kistefos portfolio companies or his twenty years of experience in creating stockholder value. Please provide such support or revise your disclosure accordingly.

2.   We note the revisions throughout the proxy that reference the nominees engagement of independent proxies to solicit proxies in order to comply with the Jones Act. Please revise to include a question and answer that provides succinct and accurate disclosure regarding the material terms of the agreement entered into between the Kistefos parties and the independent proxies, inclusive of disclosure as to whether such proxy holders can vote the proxies they receive without regard to instruction by the Kistefos parties. Also, referencing the applicable terms of the agreements entered into with the independent proxies and any other applicable law, disclose why you believe the terms of the agreement you have established with the independent proxies are in compliance with Section 50501(d) of the Jones Act.

3.   Refer to our prior comment. Provide disclosure regarding the risk, if any, that MarAd could determine that the agency relationship established between the Kistefos parties and the independent proxies is not in compliance with the Jones Act.

4.   Supplementally provide us with a copy of the agreement entered into with the independent proxies.

5.   We note your response to prior comment 11. It appears that you are seeking the authority to vote for your nominees and company nominees if and only if, the proposals 3, 4, and 5 are approved. As such, you should revise and reorder your proposals to specifically condition your proxy authority to vote for your nominees and the company nominees (as noted in the current proposals 1 and 9) on the approval of conditions 3, 4 and 5. If revised in that manner, you would be able to make use of the short slate exception to Rule 14a-4 (d).

6.   See our prior comment. In revising your proxy statement in the manner described, please include prominent disclosure advising shareholders that unless proposals 3, 4 and 5 are passed, the BLUE proxies can not and would not be voted for the election of any nominees to the board.

Voting Procedures, page 10

"Is any proposal conditional…," page 14

7.   As done in your disclosure regarding proposal 4, please clarify whether you intend to withdraw proposal 5 if either proposal 3 or 4 are not approved. Also, referencing applicable company charter documents or other authority, disclose whether there are any procedural requirements that must be followed to effect a withdrawal at the meeting.

8.   We note your response to comment 14 and the revised disclosure. Please confirm supplementally and revise to clarify your understanding that substitute nominees who are unnamed and to be designated at a later date are not bona fide nominees. Rule 14a-4(d)(1) does not confer the authority to vote for any person who is not a bona fide nominee. Rule 14a-4(c)(5), which only describes the circumstances under which discretionary authority may be used, does not operate to waive other proxy disclosure requirements or Rule 14a-4(d). Revise your proxy statement to expressly disclose that should Kistefos nominate substitute nominees, it will file an amended proxy statement that, as applicable, (1) identifies the substitute nominees, (2) discloses that such nominees have consented to being named in the

revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees. See Exchange Act Rule 14a-4(d) and Item 7 of Schedule 14A.

<u>Will any other matters be voted on?, page 14</u>

9.   Please highlight the substance of the last sentence of the answer to this question in the cover letter or page 1 of your proxy statement.

 <u>"Proposal 12…," page 24</u>

10.   As done on page 13, please clarify that the required majority consists of two-thirds of the shareholders entitled to vote.

<u>Closing Comments</u>

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions